UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DOCGO INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

256086 109
(CUSIP Number)

35 West 35th Street, Floor 6
New York, New York 10001
(844) 443-6246
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2022
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 256086109

(1)	Name of Reporting Persons: Stanley Vashovsky
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,908,447 (as of November 27, 2024)(1)(2) and 10,465,695 (as of December 15, 2022)(1)(3)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,908,447 (as of November 27, 2024)(1)(2) and 10,465,695 (as of December 15, 2022)(1)(3)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,908,447 (as of November 27, 2024)(1)(2) and 10,465,695 (as of December 15, 2022)(1)(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.8% (as of November 27, 2024)(4) and 10.2% (as of December 15, 2022)(5)
(14)	Type of Reporting Person (See Instructions): IN

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)
Includes 764,199 shares of Common Stock underlying stock options that are exercisable as of November 27, 2024 or will become exercisable within 60 days of such date, which include the shares described in footnote 3 below.

(3)	Includes 254,733 shares of Common Stock underlying stock options exercisable as of December 15, 2022.
(4)	Based on 101,526,981 shares of Common Stock outstanding as of November 27, 2024.
(5)	Based on 102,411,162 shares of Common Stock outstanding as of December 15, 2022.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D (as amended, the “Schedule 13D”) is filed by Stanley Vashovsky (“Mr. Vashovsky”) and amends the initial statement on Schedule 13D filed by Mr. Vashovsky on November 15, 2021 (the “Original Filing”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of DocGo Inc., a Delaware corporation (f/k/a Motion Acquisition Corp.) (the “Company”).

The address of the Company’s principal executive offices is 35 West 35th Street, Floor 6, New York, New York 10001.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed by Stanley Vashovsky, an individual.

(b)	The principal business address of Mr. Vashovsky is 35 West 35th Street, Floor 6, New York, New York 10001.

(c)	Mr. Vashovsky’s principal occupation is serving as a consultant.

(d)	During the last five years, Mr. Vashovsky has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Vashovsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Vashovsky is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Vashovsky received 13,160,962 shares of Common Stock pursuant to the Merger Agreement as consideration for his securities held in Ambulnz.

On December 9, 2021, in connection with his service as Chief Executive Officer of the Company, Mr. Vashovsky received a grant under the DocGo Inc. 2021 Stock Incentive Plan (the “Plan”) of options to purchase 1,018,932 shares of Common Stock (the “Options”). Of such Options, 25% vested and became exercisable on December 9, 2022 and 25% vested and became exercisable on December 9, 2023. The remaining Options vest and become exercisable in two equal installments on December 9, 2024 and December 9, 2025.

On March 16, 2023, for his prior service as Chief Executive Officer of the Company, Mr. Vashovsky received a grant under the Plan of 127,379 fully vested shares of Common Stock in lieu of his 2022 annual cash bonus, net of shares withheld for taxes and other payroll withholdings.

On May 12, 2023, November 10, 2023, December 12, 2023 and March 15, 2024, Mr. Vashovsky received grants under the Plan of 9,234, 27,797, 15,307 and 21,721 fully vested shares of Common Stock, respectively, each as compensation for his service as non-executive Chair of the Company’s Board of Directors (the “Board”).

On August 19, 2024 and November 14, 2024, Mr. Vashovsky received grants under the Plan of 19,886 and 8,373 shares of Common Stock, respectively, as compensation for his services under the Consulting Agreement (as defined in Item 6 hereto). The information set forth under Item 6 hereto with respect to the Consulting Agreement is incorporated by reference herein.

Except as described above in this Item 3, Mr. Vashovsky did not pay any cash or other consideration for his securities in the Company.
ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Vashovsky acquired securities described in this Schedule 13D for investment purposes. Mr. Vashovsky expects to evaluate on an ongoing basis the Company’s financial condition and prospects and his interest in, and intentions with respect to, the Company and its investment in the securities of the Company. This evaluation may be based on various factors, including but not limited to the Company’s business and financial condition, results of operations and prospects, general market, economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, Mr. Vashovsky reserves the right to change his intentions and develop plans or proposals at any time, as he may deem appropriate. Subject to certain restrictions contained in the Company’s Insider Trading Policy, Mr. Vashovsky may from time to time acquire or dispose of all or a portion of securities of the Company as appropriate for his personal circumstances.

In connection with or through Mr. Vashovsky’s service as a consultant to the Company or otherwise, Mr. Vashovsky may engage in discussions with management, members of the Board, other stockholders of the Company and other relevant parties concerning the operations, management, composition of the Board and management, ownership, capital structure, strategy, and future plans of the Company, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions to be executed by or otherwise involving the Company and other third parties. As a result, Mr. Vashovsky may take positions with respect to and seek to influence the decision of the Board regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) The information relating to the beneficial ownership of Common Stock by Mr. Vashovsky set forth in Rows 7 through 13 of the cover page hereto and the related footnotes are incorporated by reference herein. Mr. Vashovsky also holds Options to purchase an additional 254,733 shares of Common Stock, which will vest and become exercisable on December 9, 2025; the shares of Common Stock underlying these Options are not reflected in the beneficial ownership information set forth in Rows 7 through 13 of the cover page hereto and the related footnotes, as they are not exercisable within 60 days of November 27, 2024.

(c) The information set forth under Item 3 hereto is incorporated by reference herein.

In addition, on December 15, 2022, Mr. Vashovsky gifted 1,746,723 shares of Common Stock to a trust for estate planning purposes and 1,203,277 shares of Common Stock to a charitable trust, in each case with no beneficial ownership retained.

On May 15, 2023, Mr. Vashovsky gifted 1,500,000 shares of Common Stock to a trust for estate planning purposes with no beneficial ownership retained.

On August 15, 2023, Mr. Vashovsky gifted 1,200,000 shares of Common Stock to a trust for estate planning purposes with no beneficial ownership retained.

On November 27, 2024, Mr. Vashovsky gifted 2,596,511 shares of Common Stock to a trust for estate planning purposes with no beneficial ownership retained.

(d) None.

(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of the Schedule 13D is hereby amended to add the following after the second paragraph:

Consulting Agreement – On March 7, 2024, Mr. Vashovsky entered into a separation and consulting agreement with the Company (the “Consulting Agreement”), pursuant to which Mr. Vashovsky agreed to continue to serve as a consultant to the Company until March 31, 2025 (such period, the “Consulting Period”). Pursuant to the

Consulting Agreement, Mr. Vashovsky will provide advisory services as may be requested from time to time by the Company’s executive officers or the Board and assist with maintaining the Company’s existing customer and investor relationships and, as consideration for his services, receive an equity grant during each quarter of the Consulting Period having a grant date fair value of approximately $35,000. In consideration for a release of claims, Mr. Vashovsky will also be eligible to receive Company-subsidized healthcare coverage for the duration of the Consulting Period. The Consulting Agreement further acknowledges and affirms that Mr. Vashovsky will be bound by and comply with certain restrictive covenants.

The foregoing description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the Consulting Agreement, a copy of which is filed herewith as Exhibit 7.3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following:

7.3
Separation and Consulting Agreement, dated March 7, 2024, by and between the Company and Mr. Vashovsky (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 8, 2024).

7.4
Form of Grant Notice for Nonqualified Stock Options and Standard Terms and Conditions for Nonqualified Stock Options under the DocGo Inc. 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of November 29, 2024

By:	/s/ Stanley Vashovsky
Name:	Stanley Vashovsky